
August 29, 2006

Mr. Felix J. Dawson
Chief Executive Officer
Constellation Energy Resources LLC
111 Market Place
Baltimore, Maryland 21202

Re: Constellation Energy Resources LLC
Amendment No. 1 to Registration Statement on Form S-1
Filed August 11, 2006
File No. 333-134995

Dear Mr. Dawson:

We have reviewed your filing and response letter dated August 10, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form S-1

Cash Distribution Policy and Restrictions on Distributions, page 60

Our Estimated Adjusted EBITDA, page 67

1.   We note your revised disclosure in response to prior comment 17 that you may borrow funds under your reserve based credit facility "only if certain financial tests are met." Please disclose those financial tests.

Unaudited Pro Forma Available Cash to Pay Distributions, page 73

2.   We note your response to prior comment 18 and revised disclosure that you would not have obtained additional cash to pay the shortfall. Please revise your disclosure to clarify the amount, if any, you would have paid for your cash

distribution in light of the shortfall. Further, disclose the amount you will pay if you have a shortfall of your estimated cash available to pay distributions.

Financial Statements

Note 2 – Restatement of Everlast Financial Statements, page F-14

3.   We note your disclosure on page 109 explaining that the adjusted reserve quantities were not used in preparing your 2004 and 2003 financial statements because they reflect assumptions that are based on the interpretation of well performance data that was not available in those earlier periods, and a different pace for the drilling program.

However, your disclosure under this heading states that depletion expense is being corrected due to "…reserve estimates which incorrectly included certain proved undeveloped reserves." We also note that you have not adjusted the reserve information presented on page F-29 to align your reserve reporting with the guidelines set forth in Rule 4-10 of Regulation S-X, based on the facts existing in those earlier periods.

Please expand your disclosure to include a reconciliation of the reserve information previously reported to the adjusted quantities, taking into account only the information that was available at the time that information was compiled, and necessary to comply with the SEC reporting guidelines; these quantities should be used when recalculating depletion and ceiling tests in the course of correcting your financial statements.

Likewise, please correct the SFAS 69 disclosures presented in Note 17, beginning on page F-27, to comply with Rule 4-10 of Regulation S-X. As Everlast Energy LLC is regarded as a predecessor, that information should also cover the period from January 1, 2005 through June 12, 2005; similar to the requirement for financial results. The ending balances for the predecessor should equal the beginning balances for the successor. Any columns including corrected reserve information should be labeled as restated.

As for the reserve information depicted on page 108, and any duplication of that data elsewhere in the filing, please understand that recasting prior amounts using new information or assumptions, as opposed to correcting amounts for information known at the time of initial compilation, is typically viewed as a pro forma presentation and would not be appropriate under the circumstances.

Please modify those disclosures to eliminate any recasting of prior reserve information for items that would not be appropriately regarded as errors in the earlier compilations; and to differentiate, in your narrative, between new

information and assumptions factored into your 2005 reserve revisions and
adjustments necessary to correct earlier disclosures.

Engineering Comments

Business, page 101

Development Costs, page 113

4.   We have read your response to previous comment 39, and continue to believe the
measure you describe as development costs per Mcf, as you calculate it on a per
equivalent reserve basis, is a non-GAAP measure. Further, we do not believe the
label you have utilized is sufficiently descriptive, as you have included both
development and acquisition costs in the numerator, while including both
developed and undeveloped reserve quantities in the denominator.

Using the development costs of $7,851, depicted in your table on page F-28, and
the change in developed reserves referenced in your narrative of 6.15 Bcf, the
measure would be $1.28 per Mcf. We would not object to a view of this measure
as being outside the scope of Item 10(e)(2) of Regulation S-K. If you wish to
retain the measure you have calculated, you will need to utilize an alternate label
and comply with other disclosure requirements for non-GAAP measures. This
would need to include a reconciliation of your numerators and denominators to
the related line items depicted in your SFAS 69 disclosures in Note 17, beginning
on page F-27.

In any case, we believe you should also expand your disclosure to address the
limitations of your measure, clarifying the status of all properties associated with
the reserve increases, and the extent to which costs incurred during the period
were fully reflective of the total costs necessary to develop the properties from the
point of initial reserve determination, to the re-characterization of undeveloped
reserves to developed reserves. Please also indicate the extent to which
development costs incurred during the current period may facilitate a similar re-
characterization of other reserves in future periods.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Donald Delaney at (202) 551-3863 or, in his absence, Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact James Murphy, Petroleum Engineer, at (202) 551-3703 if you have questions regarding comments on the engineering matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, me

at (202) 551-3740 with any other questions. Direct all correspondence to the following
ZIP code: 20549-7010.

                Sincerely,

                H. Roger Schwall
                Assistant Director

cc: D. Delaney
       K. Hiller
       J. Wynn
       J. Murphy

       <u>via facsimile</u>
       G. Michael O'Leary
       Andrews Kurth L.L.P.
       (713) 238-7130